UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 14)

G & L Realty Corp.

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(Name of Issuer)

Common Stock, $.01 par value

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(Title of Class of Securities)

36127 11 09

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(CUSIP Number)

Aaron A. Grunfeld, Esq.

Resch Polster Alpert & Berger LLP

10390 Santa Monica Blvd., 4th Floor

Los Angeles, California 90025

(310) 277-8300

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 25, 2001

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box. [ ]

CUSIP No. 36127 11 09

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(1) Names of Reporting Persons.

Lyle Weisman

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(2) Check the Appropriate Box if a Member of a Group (a) [ X ]

(b) [ ]

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(3) SEC Use Only

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(4) Source of Funds

PF, OO

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(5) Check if Disclosure of Legal Proceedings

Is Required Pursuant to Items 2(d) or 2(e)

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(6) Citizenship or Place of Organization

United States

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(7) Sole Voting Power

Number of 93,700

Shares --------------------------------------------------------

Beneficially (8) Shared Voting Power

Owned by

Each --------------------------------------------------------

Reporting (9) Sole Dispositive Power

Person With 93,700

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(10) Shared Dispositive Power

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

93,700

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(12) Check if Aggregate Amount in Row (11) Excludes Certain

Shares [ ]

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(13) Percent of Class Represented by Amount in Row (11)

Approximately 3.7% based upon total number of shares shown outstanding after the most recent 13D/A filings by Steven D. Lebowitz and Daniel

M. Gottlieb on August 21, 2001.

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CUSIP No. 36127 11 09

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(1) Names of Reporting Persons.

Asher Gottesman

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(2) Check the Appropriate Box if a Member of a Group (a) [ X ]

(b) [ ]

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(3) SEC Use Only

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(4) Source of Funds

PF, OO

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(5) Check if Disclosure of Legal Proceedings

Is Required Pursuant to Items 2(d) or 2(e)

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(6) Citizenship or Place of Organization

United States

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(7) Sole Voting Power

Number of 40,560

Shares --------------------------------------------------------

Beneficially (8) Shared Voting Power

Owned by

Each --------------------------------------------------------

Reporting (9) Sole Dispositive Power

Person With 40,560

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(10) Shared Dispositive Power

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

40,560

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(12) Check if Aggregate Amount in Row (11) Excludes Certain

Shares [ ]

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(13) Percent of Class Represented by Amount in Row (11)

Approximately 1.6% based upon total number of shares shown

after the most recent 13D/A filings by Steven D. Lebowitz and Daniel

M. Gottlieb on August 21, 2001.

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(14) Type of Reporting Person

IN

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CUSIP No. 36127 11 09

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(1) Names of Reporting Persons

Len Fisch

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(2) Check the Appropriate Box if a Member of a Group (a) [ X ]

(b) [ ]

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(3) SEC Use Only

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(4) Source of Funds

PF, OO

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(5) Check if Disclosure of Legal Proceedings

Is Required Pursuant to Items 2(d) or 2(e)

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(6) Citizenship or Place of Organization

United States

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(7) Sole Voting Power

Number of

Shares --------------------------------------------------------

Beneficially (8) Shared Voting Power

Owned by 205,700 joint voting power with

Each Igor Korbatov

Reporting --------------------------------------------------------

Person With (9) Sole Dispositive Power

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(10) Shared Dispositive Power

205,700 joint dispositive power with

Igor Korbatov

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

205,700, jointly with Igor Korbatov

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(12) Check if Aggregate Amount in Row (11) Excludes Certain

Shares [ ]

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(13) Percent of Class Represented by Amount in Row (11)

Approximately 8.2% based upon total number of shares shown after the most recent 13D/A filings by Steven D. Lebowitz and Daniel M. Gottlieb on August 21, 2001.

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(14) Type of Reporting Person

IN

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CUSIP No. 36127 11 09

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(1) Names of Reporting Persons.

Igor Korbatov

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(2) Check the Appropriate Box if a Member of a Group (a) [ X ]

(b) [ ]

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(3) SEC Use Only

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(4) Source of Funds

PF, OO

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(5) Check if Disclosure of Legal Proceedings

is Required Pursuant to Items 2(d) OR 2(e)

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(6) Citizenship or Place of Organization

United States

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(7) Sole Voting Power

Number of

Shares --------------------------------------------------------

Beneficially (8) Shared Voting Power

Owned by 205,700 joint voting power with

Each Len Fisch

Reporting --------------------------------------------------------

Person With (9) Sole Dispositive Power

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(10) Shared Dispositive Power

205,700 joint dispositive power with

Len Fisch

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

205,700, jointly with Len Fisch

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(12) Check if Aggregate Amount in Row (11) Excludes Certain Shares [ ]

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(13) Percent of Class Represented by Amount in Row (11)

Approximately 8.2% based upon total number of shares shown after the most recent 13D/A filings by Steven D. Lebowitz and Daniel M. Gottlieb on August 21, 2001.

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(14) Type of Reporting Person

IN

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The Schedule 13D, dated May 11, 2001, filed by the Reporting Persons, as amended by Amendment No. 1 filed on May 17, 2001, as amended by Amendment No. 2 filed on

May 18, 2001, as amended by Amendment No. 3 filed on May 31, 2001, as amended by

Amendment No. 4 filed on June 6, 2001, as amended by Amendment No. 5 filed on

June 13, 2001, as amended by Amendment No. 6 filed on June 25, 2001, as amended by Amendment No. 7 filed on July 10, 2001, as amended by Amendment No. 8 filed on August 1, 2001, as amended by Amendment No. 9 filed August 8, 2001, as amended by Amendment No. 10 filed August 22, 2001, as amended by Amendment No. 11 filed August 31, 2001, as amended by Amendment No. 12 filed September 6, 2001, as amended by Amendment No. 13 filed September 10, 2001 (each, a "Prior Filing, and together, the "Prior Filings"), and as further amended by this Amendment No. 14 filed September 26, 2001. Capitalized terms used herein without definition shall have the meanings ascribed to them in the Prior Filings.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Each of the Reporting Persons purchased the Common Stock in regular market transactions utilizing personal funds and funds made available on margin.

The aggregate purchase price for the shares of Common Stock purchased through

August 30, 2001 by Lyle Weisman was approximately $1,146,994.

The aggregate purchase price for the shares of Common Stock purchased through

August 30, 2001 by Asher Gottesman was approximately $496,154.

The aggregate purchase price for the shares of Common Stock purchased through

August 30, 2001 by Len Fisch and Igor Korbatov was approximately $2,540,821.

ITEM 4. PURPOSE OF TRANSACTION

Reference is made to the Prior Filings for a complete history of the proposals made by WGFK.

On September 20, 2001, the Special Committee sent Reporting Persons a letter noting that it was their view "as a Committee" that they "could not consider any proposal from [the Reporting Persons] unless that proposal is in the form of a definitive acquisition agreement executed by the Reporting Persons "which becomes immediately binding upon execution and delivery." The Special Committee stated it was "not prepared to take any action which would deprive stockholders of the benefits of the Merger Agreement and expose the Company to liability for the termination fees provided for in that Merger Agreement . . . unless the Merger Agreement could be simultaneously replaced by an alternative agreement and the payment of the $2.5 million deposit."

The Special Committee requested that any further proposals from the Reporting Persons be accompanied by updated commitment letters evidencing the "source of financing" for the Reporting Persons.

By letter to the Special Committee dated September 21, 2001, the Reporting Persons reiterated their:

  intent to buy the common shares of the Company for $15.50 per share in cash, with no financing or due diligence contingencies;
  perception that the downside risk to the Company of permitting the opportunity of $15.50 per share, as currently structured, to the shareholders is not material;
  request for clarification of whatever voting arrangements Messrs. Gottlieb and Lebowitz have with other shareholders, and what payment or other consideration those shareholders have received or will receive for voting with Messrs. Gottlieb and Lebowitz, in exchange for siding with the materially lower $12.00 per share Gottlieb/Lebowitz offer;
  belief that the shares of the Company's common stock are worth "much more" than $12.00 per share;
  willingness to model an agreement along the lines of the Merger Agreement and to accept the termination of the Merger Agreement with Messrs. Gottlieb and Lebowitz on execution of an agreement with the Reporting Persons; and
  request that the Special Committee waive the 8.0% limitation of ownership of Equity Stock.

By letter to the Special Committee dated September 25, 2001, the Reporting Persons:

  transmitted an Executive Summary of an outline strategic business plan;
  indicated a continuing desire for a meeting with members of the Special Committee, but a willingness nonetheless to provide the Special Committee with a "markup" of an acquisition agreement; and
  confirmed they were in the process of obtaining an updated commitment letter and that, consistent with the Special Committee's request, the Reporting Persons expected to submit their offer to buy the shares of the Company along with the submission of the "updated commitment letter" by close of business on Monday, October 1, 2001.

In its letter, the Reporting Persons further stated that if the Special Committee is able "to entertain a markup of a merger agreement" then it certainly should also have been able to hold face-to-face discussions with the Reporting Persons. "That," noted the Reporting Persons, "would have saved all of us a lot [of] time and cost."

A copy of the letter dated September 21, 2001, is attached hereto as Exhibit B. A copy of the letter dated September 25, 2001, is attached hereto as Exhibit C. Both letters are incorporated herein by reference, and the foregoing discussion is qualified in its entirety by reference to Exhibits B and C hereto.

The Reporting Persons, individually or collectively, may continue to acquire additional securities or dispose of securities of the Company in the future in their sole discretion.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)

Aggregate Number of Shares

Name Beneficially Owned Approximate Percentage of Class

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Lyle Weisman 93,700 3.7%

Asher Gottesman 40,560 1.6%

Len Fisch and

Igor Korbatov 205,700 8.2%

Percentages in the foregoing table are based upon shares outstanding after giving effect to issuances made by the Company to Messrs. Gottlieb and Lebowitz in exchange for Operating Partnership Units, in August 2001, as reflected on

Schedules 13D/A, as filed on August 21, 2001. Without giving effect to these issuances, based on the Company's most recently reported shares outstanding in the amount of 2,333,800, the approximate percentage of class owned Messrs.

Weisman, Gottesman, and Messrs. Fisch/Korbatov jointly is 4.0%, 1.7%, and 8.8%,

respectively.

(b)

1. Lyle Weisman has sole voting and dispositive power over his 93,700 shares.

2. Asher Gottesman has sole voting and dispositive power over his 40,560 shares.

3. Len Fisch and Igor Korbatov have joint voting and dispositive power over their 205,700 shares.

(a) Transactions effected during the past sixty days through September 10, 2001:

Reference is made to the Prior Filings.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A, Joint Filing Agreement among the Reporting Persons

Exhibit B, Letter to the Special Committee dated September 21, 2001

Exhibit C, Letter to the Special Committee dated September 25, 2001

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true,

complete and correct.

Date: September 26, 2001

/s/ Lyle Weisman

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Lyle Weisman

Date: September 26, 2001

/s/ Asher Gottesman

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Asher Gottesman

Date: September 26, 2001

/s/ Len Fisch

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Len Fisch

Date: September 26, 2001

/s/ Igor Korbatov

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Igor Korbatov

EXHIBIT A

Joint Filing Agreement

Each of the undersigned hereby agrees to file jointly the statement on

Schedule 13D to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 12d (2) (f) promulgated under the Securities Exchange Act of 1934, as amended.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto,

and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statements on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Date: May 11, 2001

/s/ Lyle Weisman

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Lyle Weisman

/s/ Asher Gottesman

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Asher Gottesman

/s/ Len Fisch

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Len Fisch

/s/ Igor Korbatov

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Igor Korbatov

EXHIBIT "B"

September 21, 2001

VIA FACSIMILE (410) 528-5650

The Special Committee

of the Board of Directors

G&L Realty Corp.

c/o Sharon A. Kroupa, Esq.

Ballard Spahr Andrews & Ingersoll, LLP

300 East Lombard Street, Suite 1900

Baltimore, Maryland 21202-3268

Re: Offer to Purchase G&L Realty Corp.

Gentlemen:

On behalf of Lyle Weisman, Asher Gottesman, and Len Fisch (with me, "WGFK"), we acknowledge receipt of your letter dated September 20, 2001 and are in the process of preparing a response which addresses the requests made by the Special Committee and which reinforces our ongoing intent to acquire the common shares of G & L Realty Inc. (the "Company") at a price which is substantially higher than that contained in the merger agreement with Messrs. Gottlieb and Lebowitz.

We intend to have that response to you by close of business on September 25, 2001.

Pending delivery of that response we wish to reinforce or otherwise note the following:

  We reaffirm our intent to buy all of the Company for cash, not subject to a financing contingency and not subject to due diligence. As you know, had we been presented with reasonable conditions for due diligence our offer per share is likely to have been materially higher.
  Even if Messrs. Gottlieb and Lebowitz will not, as you have advised, sell to us, we are not going away. Both we and the public are entitled to a fair and reasonable opportunity which allows us to present our superior offer to the shareholders. As currently structured, it is our perception that the downside to permitting this opportunity to the shareholders is now simply not material, even if the cited October 15 deadline passes.
  It is only fair to us or any other potential offeror, in structuring an attractive offer to shareholders, to know the details of who is voting with Messrs. Gottlieb & Lebowitz and in particular what payment or other consideration they have received or will receive for siding with the economically inferior $12.00 per share. The disclosures made in the most recent Company filings on this subject appear to us as patently inadequate.
  This letter is not the place to dismantle the ostensible reasoning or findings made by Houlihan Lokey Howard & Zukin Financial Advisers, Inc. Suffice it to say that the insiders know, as we know, that the shares of common stock are worth more, much more, than the $12.00 per share being forced upon the public. To say that "the range of fairness for the Company's common stock is between $5.00 and $10.00" is, to be charitable, a long way from a complete picture.
  Although you "note the implicit criticisms imbedded in [our] most recent letter" it is our stong preference not to criticize but to move forward with the materially higher offer we have presented. Out of respect for the talent and experience of the members of the Special Committee, we have believed that if given the opportunity to discuss and confirm deal points face to face, with each side respectful of the genuine needs of the other, the parties would very likely resolve all open issues within two business days, especially since we (i) have explicitly stated our willingness to model an agreement substantially along the lines of the merger agreement with Messrs. Gottlieb and Lebowitz and (ii) have advised that no termination of the prior merger agreement should go into effect until an agreement with us is executed. If you are able and willing to entertain a markup of a merger agreement then you certainly should also be able and willing to sit down with us, as we have previously asked on several occasions, specifically to iron out points and details of mutual concern within the context of an agreement. That certainly would have saved all of us a lot time and cost.
  We have on several occasions requested that the 8% limitation on ownership of Equity Stock be waived as to us. As your responses to these requests have been noticeably silent we again ask that the Company grant us this waiver. As we have previously noted we deem that share ownership waiver to have a material bearing on how we structure and proceed with our offer to buy the common shares of the Company.

Thank you.

Very truly yours,

WGFK

/s/ Igor Korbatov

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By: Igor Korbatov

IK/tr

EXHIBIT "C"

September 25, 2001

VIA FACSIMILE (410) 528-5650

The Special Committee

of the Board of Directors

G&L Realty Corp.

c/o Sharon A. Kroupa, Esq.

Ballard Spahr Andrews & Ingersoll, LLP

300 East Lombard Street, Suite 1900

Baltimore, Maryland 21202-3268

Re: Offer to Purchase G&L Realty Corp.

Gentlemen:

By our letter dated September 21, we noted to the Special Committee that we expected to provide you with a further response by the close of business today.

Executive Summary

In accord with your request, we are transmitting, along with this letter, an Executive Summary of our strategic business plan.

Acquisition Agreement

Although we have noted on many occasions our continued preference to sit down with members of the Special Committee to complete negotiations for an agreement based upon WGFK's superior acquisition proposal to acquire the shares of common stock at $15.50 per share, with no due diligence and no financing contingency, we are nevertheless completing, again as you requested, a mark-up of the Agreement and Plan of Merger, based on the merger agreement with Messrs. Gottlieb and Lebowitz. We expect to have that to you by the end of this week.

Updated Financing Commitment; Acquisition Offer

We believe that our financial commitments in connection with the proposed transaction are at least as strong as those of Messrs. Gottlieb and Lebowitz. Nevertheless, we are in the process of obtaining an updated commitment letter or letters evidencing our sources of financing. In light of the timing against the backdrop of religious holidays, we expect to have the updated financing commitments to you by the end of the our business day on Monday, October 1. Since you have explicitly noted that you will not entertain any further "proposals" until you have the aforementioned updated commitment letters, we will also submit our offer on Monday, October 1.

Should you have any questions, please do not hesitate to call our counsel, Aaron A. Grunfeld.

Thank you.

Very truly yours,

WGFK

___________________________________

By: Igor Korbatov

IK/tr